Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-227001
(To Prospectus dated September 7, 2018,
Prospectus Supplement dated September 7, 2018 and
Product Supplement EQUITY ARN-1 dated September 30, 2019)

1,628,075 Units $10 principal amount per unit CUSIP No. 78014T593	Pricing Date Settlement Date Maturity Date	March 25, 2021 April 1, 2021 May 27, 2022

Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF
■    Maturity of approximately 14 months
■    3-to-1 upside exposure to increases in the iShares® Global Clean Energy ETF (the “Market Measure”), subject to a capped return of 39.51%
■    1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk
■    All payments occur at maturity and are subject to the credit risk of Royal Bank of Canada
■    No periodic interest payments
■    In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”
■    Limited secondary market liquidity, with no exchange listing
■    The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other governmental agency of Canada or the United States

The notes are being issued by Royal Bank of Canada (“RBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-2 of this term sheet and beginning on page PS-6 of product supplement EQUITY ARN-1.
The initial estimated value of the notes as of the pricing date is $9.6593 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-2 of this term sheet and “Structuring the Notes” on page TS-14 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.000	$16,280,750.000
Underwriting discount	$0.175	$284,913.12
Proceeds, before expenses, to RBC	$9.825	$15,995,836.88

The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities
March 25, 2021

Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022
Summary
The Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation or the U.S. Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of RBC.  The notes are not bail-inable notes (as defined in the prospectus supplement). The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the iShares® Global Clean Energy ETF (the “Underlying Fund”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Market Measure, subject to our credit risk. See “Terms of the Notes” below.
The economic terms of the notes (including the Capped Value) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements.  Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.
On the cover page of this term sheet, we have provided the initial estimated value for the notes. This initial estimated value was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-14.
Terms of the Notes
Issuer:	Royal Bank of Canada (“RBC”)
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The iShares® Global Clean Energy ETF (Bloomberg symbol: “ICLN”)
Starting Value:	$22.51
Ending Value:
The average of the Closing Market Prices of the Market Measure times the Price Multiplier on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described on page PS-23 of product supplement EQUITY ARN-1.

Price Multiplier:	1, subject to adjustment for certain events relating to the Market Measure, as described beginning on page PS-26 of product supplement EQUITY ARN-1.
Participation Rate:	300%
Capped Value:	$13.951 per unit, which represents a return of 39.51% over the principal amount.
Maturity Valuation Period:	May 18, 2022, May 19, 2022, May 20, 2022, May 23, 2022 and May 24, 2022
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” on page TS-14.
Calculation Agent:	BofA Securities, Inc. (“BofAS”).
Redemption Amount Determination
On the maturity date, you will receive a cash payment per unit determined as follows:

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Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022
The terms and risks of the notes are contained in this term sheet and in the following:
◾	Product supplement EQUITY ARN-1 dated September 30, 2019: https://www.sec.gov/Archives/edgar/data/1000275/000114036119017583/form424b5.htm
◾	Series H MTN prospectus supplement dated September 7, 2018: https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
◾	Prospectus dated September 7, 2018: https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
As a result of the completion of the reorganization of Bank of America’s U.S. broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the accompanying prospectus supplement, as such references relate to MLPF&S’s institutional services, should be read as references to BofAS.
These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to RBC.
Investor Considerations
You may wish to consider an investment in the notes if:
◾	You anticipate that the Market Measure will increase moderately from the Starting Value to the Ending Value.
◾	You are willing to risk a loss of principal and return if the Market Measure decreases from the Starting Value to the Ending Value.
◾	You accept that the return on the notes will be capped.
◾	You are willing to forgo interest payments that are paid on conventional interest bearing debt securities.
◾	You are willing to forgo the dividends or other benefits of directly owning shares of the Underlying Fund or the securities held by the Underlying Fund.
◾
You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our  actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

◾	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.
The notes may not be an appropriate investment for you if:
◾
You believe that the Market Measure will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

◾	You seek principal repayment or preservation of capital.
◾	You seek an uncapped return on your investment.
◾	You seek interest payments or other current income on your investment.
◾	You want to receive dividends or have the other benefits of directly owning shares of the Underlying Fund or the securities held by the Underlying Fund.
◾	You seek an investment for which there will be a liquid secondary market.
◾	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.
We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022
Hypothetical Payout Profile and Examples of Payments at Maturity
Accelerated Return Notes®
This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $13.951 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Market Measure, excluding dividends.
This graph has been prepared for purposes of illustration only.
The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Participation Rate of 300%, the Capped Value of $13.951 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value and Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.
For recent actual prices of the Market Measure, see “The Underlying Fund” section below. The Ending Value will not include any income generated by dividends paid on the Market Measure, which you would otherwise be entitled to if you invested in the Market Measure. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.000	-100.00%
50.00	-50.00%	$5.000	-50.00%
80.00	-20.00%	$8.000	-20.00%
90.00	-10.00%	$9.000	-10.00%
94.00	-6.00%	$9.400	-6.00%
97.00	-3.00%	$9.700	-3.00%
100.00(1)	0.00%	$10.000	0.00%
102.00	2.00%	$10.600	6.00%
103.00	3.00%	$10.900	9.00%
105.00	5.00%	$11.500	15.00%
110.00	10.00%	$13.000	30.00%
113.17	13.17%	$13.951(2)	39.51%
120.00	20.00%	$13.951	39.51%
130.00	30.00%	$13.951	39.51%
140.00	40.00%	$13.951	39.51%
150.00	50.00%	$13.951	39.51%
160.00	60.00%	$13.951	39.51%
(1)
The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is $22.51, which was the Closing Market Price of the Market Measure on the pricing date.

(2)	The Redemption Amount per unit cannot exceed the Capped Value.

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Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022
Redemption Amount Calculation Examples
Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	80.00
= $8.00 Redemption Amount per unit

Example 2
The Ending Value is 103.00, or 103.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	103.00
= $10.90 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $13.951 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022
Risk Factors
There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY ARN-1, page S-1 of the MTN prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.
Structure-related Risks
◾	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
◾	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
◾
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

◾
Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure or the securities held by the Underlying Fund.

Valuation- and Market-related Risks
◾
The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

◾
The public offering price you pay for the notes exceeds the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the value of the Market Measure, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-14. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

◾
The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Market Measure, our creditworthiness and changes in market conditions.

◾
A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks
◾
Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

◾	There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.
Market Measure-related Risks
◾
The sponsor and advisor of the Underlying Fund may adjust the Underlying Fund in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

◾
You will have no rights of a holder of shares of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

◾
While we, MLPF&S, BofAS or our respective affiliates may from time to time own the Market Measure or the securities held by the Underlying Fund, we, MLPF&S, BofAS and our respective affiliates do not control the Underlying Fund or the issuers of those securities, and have not verified any disclosure made by any other company.

◾	There are liquidity and management risks associated with the Underlying Fund.
◾
The performance of the Market Measure may not correlate with the performance of the securities held by the Underlying Fund as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022
and the market price of shares of the Underlying Fund and/or the securities held by the Underlying Fund may be adversely affected, sometimes materially.
◾
The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of the ARNs—Anti Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-26 of product supplement EQUITY ARN-1.

Tax-related Risks
◾
The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-41 of product supplement EQUITY ARN-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Tax Consequences—Canadian Taxation” in the prospectus dated September 7, 2018.

Additional Risk Factors
All of the securities held by the Underlying Fund are concentrated in one industry.
All of the securities held by the Underlying Fund are issued by companies in the clean energy industry. As a result, the securities that will determine the performance of the notes are concentrated in one industry. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by the Underlying Fund, the return on an investment in the notes will be subject to certain risks similar to those associated with direct equity investments in the clean energy industry. The notes may be subject to greater volatility and be more adversely affected by a single positive or negative economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers.
The notes will be subject to risks associated with the clean energy industry.
The performance of companies in the clean energy industry are influenced by many complex and unpredictable factors. Clean energy companies may be highly dependent upon government subsidies, contracts with government entities, and the successful development of new and proprietary technologies. In addition, seasonal weather conditions, fluctuations in the supply of and the demand for clean energy products, changes in energy prices, and international political events may cause fluctuations in the performance of clean energy companies and the prices of their securities. The profitability of clean energy companies may also be adversely affected by existing and future laws, regulations, government actions and other legal requirements relating to protection of the environment, health and safety matters and others that may increase the costs of conducting their business or may reduce or delay available business opportunities. Any adverse development in the clean energy industry may have a material adverse effect on the securities held by the Underlying Fund, and as a result, on the value of the notes.
A limited number of securities may affect the value of the Underlying Fund, and the Underlying Index is not necessarily representative of the clean energy industry.
As of December 31, 2021, there were 30 securities held by the Underlying Fund. As of that date, the top three securities held by the Fund constituted 16.78% of the Underlying Fund’s holdings, and the top six securities held by the Underlying Fund constituted 31.24% of its holdings. Any reduction in the market price of those securities is likely to have a substantial adverse impact on the price of the Underlying Fund and the value of the notes.
While the securities included in the Underlying Index are equity securities of companies generally considered to be involved in the clean energy industry, the securities included in the Underlying Index may not follow the price movements of the entire clean energy industry generally. If the securities included in the Underlying Index (and, accordingly, the securities held by the Underlying Fund) decline in value, the Underlying Fund will decline in value even if security prices in the clean energy industry generally increase in value.

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Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022
The Underlying Fund
All disclosures contained in this term sheet regarding the Underlying Fund, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, BlackRock Fund Advisors (“BFA”). BFA, which licenses the copyright and all other rights to the Underlying Fund, has no obligation to continue to publish, and may discontinue publication of, the Underlying Fund. The consequences of BFA discontinuing publication of the Underlying Fund are discussed in the section entitled “Description of the ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-26 of product supplement EQUITY ARN-1. None of us, the calculation agent, MLPF&S, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying Fund or any successor Underlying Fund.
The iShares® Global Clean Energy ETF
The iShares® Global Clean Energy ETF (the “ICLN”) is an investment portfolio maintained and managed by iShares, Inc. (“iShares”) and advised by BFA. iShares is a registered investment company that consists of numerous separate investment portfolios, including ICLN. The shares of the ICLN are listed and trade on the NASDAQ under the ticker symbol “ICLN. ”Information provided to or filed with the SEC by iShares pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  However, we are not including or incorporating by reference any of those documents into this document.
The S&P Global Clean Energy IndexTM, which is the underlying index of the ICLN, is calculated by or on behalf of S&P Dow Jones Indices LLC (“S&P”).
Investment Objective and Strategy
The ICLN seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Global Clean Energy IndexTM. The S&P Global Clean Energy IndexTM was developed by S&P and is designed to track the performance of clean energy-related companies. The ICLN uses a representative sampling strategy to try to track the S&P Global Clean Energy IndexTM and generally will invest at least 90% of its assets in the components of the S&P Global Clean Energy IndexTM. The returns of the ICLN will be reduced by certain management fees and other expenses, which are detailed in its prospectus.
The S&P Global Clean Energy IndexTM
The S&P Global Clean Energy IndexTM (the “SPGTCLEN”) was developed by S&P and is calculated, maintained and published by S&P.  The SPGTCLEN is reported by Bloomberg under the ticker symbol “SPGTCLEN.”  The SPGTCLEN is a modified market capitalization-weighted index that is designed to measure the performance of the largest companies in global clean energy related businesses from both developed and emerging markets. The index currently consists of 30 stocks, but will be increased to 35, as set forth below.
The SPGTCLEN is part of the part of the S&P Thematic Indices series and draws from the S&P® Global BMI Index.
Eligibility Factors
To be eligible for inclusion in the SPGTCLEN, an eligible stock must have a minimum total market capitalization of US$ 300 million and a minimum float-adjusted market capitalization of US$ 100 million. Eligible stocks must also maintain a 3-month Average Daily Value Traded Liquidity Threshold of US$ 3 million (US$ 2 million for current constituents). (Effective April 2021, this daily requirement will become a median daily value traded (MDVT) requirement, over a 6-month period.) Eligible stocks must be included in the S&P® Global BMI Index in order to be considered for inclusion in the SPGTCLEN. Only developed market listings are eligible for stocks domiciled in emerging markets. For more information about the S&P® Global BMI Index’s constituent selection process, please see “The S&P® Global BMI Index Constituent Selection” below.
Index Construction
Stocks that meet the eligibility criteria are reviewed for specific practices related to clean energy in their business description. Index constituents are drawn from the S&P Global BMI Index. The universe of companies that may be considered eligible for potential index inclusion is determined by S&P based on factors such as a company’s business description and its most recent reported revenue by segment. Companies are identified as being in the clean energy business for their involvement in the production of Clean Energy or provision of Clean Energy Technology & Equipment, including but not limited to:

•	Biofuel & Biomass Energy Production
•	Biofuel & Biomass Technology & Equipment
•	Ethanol & Fuel Alcohol Production
•	Fuel Cells Technology & Equipment
•	Geothermal Energy Production
•	Hydro Electricity Production

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Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022
•	Hydro-Electric Turbines & Other Equipment
•	Photo Voltaic Cells & Equipment
•	Solar Energy Production
•	Wind Energy Production
•	Wind Turbines & Other Wind Energy Equipment

After determining the eligible universe, the index components are currently selected as follows:
1.	S&P defines exposure scores for each company based on its primary business.
2.	The 30 largest companies, as ranked by the FMC, with exposure scores of 1 from the eligible universe are selected.
3.
In the event of fewer than 30 qualifying stocks with an exposure score of 1, the largest companies, as ranked by FMC, from within the eligible universe with an exposure score of 0.5 are selected until the count reaches 30.

4.
From the 30 companies selected in the prior steps, those with an S&P Trucost Limited (Trucost) carbon-to-revenue footprint standard score greater than three are excluded from index inclusion and replaced with the next highest ranked stock in order to satisfy the index’s target constituent count. Replacement stocks must have a carbon-to-revenue footprint lower than those being replaced to qualify for index addition. Companies without Trucost coverage are eligible for index inclusion.

Semi-annual index reconstitutions of the index occur after the closing of the markets on the third Friday of April and October.
After the close of the markets on April 16, 2021, all stocks with an exposure score of 1 will be selected, with a minimum constituent count of 35. If there are fewer than 35 of those stocks, the highest-ranking stock from the eligible universe with an exposure score of 0.5 will be selected, until the minimum target constituent count of 35 is reached.
Constituents are currently weighted based on the product of each constituent’s FMC and exposure score, subject to a single constituent weight cap of 4.5%. However, after the close of the markets on April 16, 2021, constituents will be weighted on a quarterly basis based on the product of each constituent’s FMC and exposure score, with the weights of constituents capped at the lower of 9% or five times its liquidity weight; the cumulative weight of all stocks in the index that will have a weight greater than 4.5% will not exceed 40%.
Index	Exposure Scores
SPGTCLEN	0	0.5	1
	Eliminated, no exposure.	Multi-industry with significant clean energy exposure	Primary business is clean energy

Carbon-to-Revenue Footprint. The carbon-to-revenue footprint data used in the methodology is calculated by Trucost, and is defined as the company’s annual greenhouse gas emissions (direct and first tier indirect), expressed as metric tons of carbon dioxide equivalent (tCO2e) emissions, divided by annual revenues for the corresponding year, expressed in millions of US dollars.
Trucost’s annual research process evaluates the environmental performance of a given company, with one output of this process being its annual greenhouse gas emissions profile.
The S&P® Global BMI Constituent Selection
The S&P® Global BMI Index is designed to measure global stock market performance. Securities issued by companies domiciled in countries classified as developing or emerging markets are eligible for inclusion in the S&P® Global BMI Index. The S&P® Global BMI Index covers all publicly listed equities with float-adjusted market capitalizations of at least $100 million. At the annual S&P® Global BMI Index reconstitution, an index constituent is removed if its float-adjusted market capitalization falls below US$ 75 million.
At the annual reconstitution, the liquidity of each stock being considered for inclusion is evaluated using two median daily value traded metrics:
Eligible stocks must have a minimum USD 12 month median value traded ratio (MVTR) to be eligible. The ratio is calculated by taking the USD median daily value traded (MDVT) amount for each of the 12 months preceding the rebalancing reference date, multiplying the monthly amount by the number of days that the stock traded during that month, and then dividing by its end-of-month float-adjusted market capitalization, also calculated in USD. The sum of the 12 monthly values is the MVTR for that stock. If a stock has traded for less than 12 months, the average of the available monthly values is taken and multiplied by 12.
Eligible stocks must have a minimum USD MDVT over the six months prior to the rebalancing reference date to be eligible. If a stock has traded for less than six months, the MDVT amount for as long as the stock has been trading is used. The requirements vary based on a stock’s country classification, whether emerging or developed. These requirements are summarized in the following table:

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Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022
Liquidity Thresholds for Potential Constituents
Region	12-Month MVTR (%)	6-Month MDVT (US$M)
Emerging	10	0.1
Developed	20	0.25
At annual reconstitution, current constituents of the S&P® Global BMI Index are removed if either of the liquidity metrics fall below the thresholds in the following table:
Liquidity Thresholds for Current Constituents
Region	12-Month MVTR (%)	6-Month MDVT (US$M)
Emerging	7	0.07
Developed	14	0.175

All investable primary market share classes are included in the S&P® Global BMI Index. All publicly listed multiple share class lines are eligible for inclusion in the S&P® Global BMI Index, subject to meeting the eligibility criteria and foreign investors may hold shares in the class.
IPO additions to the S&P® Global BMI Index take place quarterly. The criteria for inclusion of an IPO are the same as that used at the annual reconstitution of the S&P® Global BMI Index. In addition, IPOs must have a trading history of at least three months as of the reference date. The reference date for IPO inclusions will be five weeks prior to the effective rebalancing date, and additions are effective at the open of Monday following the third Friday of March, June, September and December. Market cap and liquidity of IPOs are evaluated as of the reference date. Since an IPO will have traded less than a full year, the trading value data that is available are annualized to determine S&P® Global BMI Index eligibility.
Certain large IPOs may be eligible for fast track entry subject to the following conditions:
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Only newly public IPOs and direct placement listings will be considered eligible for fast track entry. Formerly bankrupt companies that switch from Over-the-Counter Exchange (“OTC”) or a non-covered exchange to an S&P covered exchange are ineligible.

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Fast track IPO additions must meet a minimum float-adjusted market capitalization (“FMC”) threshold of US$ 2 billion, calculated using the shares offered (excluding over-allotment options) and the closing price on the first day of trading on an eligible exchange. The threshold level is reviewed from time to time and updated as needed to assure consistency with market conditions.

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In addition, the IPO will need to meet all other applicable S&P® Global BMI Index eligibility rules except for the liquidity requirement. If all necessary public information is available, S&P verifies that the fast track conditions have been met. Once S&P announces that the IPO is eligible for fast track addition, it is added to the S&P® Global BMI Index with five business days lead time. At the discretion of the relevant index committee of S&P, fast track IPO additions eligible to be added during a quarterly rebalancing freeze period may instead be added on the rebalancing effective date.

Index Calculation
The SPGTCLEN is a modified market capitalization-weighted index where index constituents have a defined weight in the SPGTCLEN. The index value of the SPGTCLEN is simply the market value of the SPGTCLEN divided by the index divisor:
Index Value = (Index Market Value) / Divisor
Index Market Value =	Pi ×	Sharesi × IWFi × AWFi × FxRate
where N is the number of stocks in the index, Pi the price of stock i, IWFi is the float factor of stock i (as defined below), AWFi is the adjustment factor of stock i assigned at each index rebalancing date, t, which adjusts the market capitalization for all index constituents to achieve the user-defined weight, while maintaining the total market value of the overall index and FxRate is the exchange rate from the local currency into index currency for stock i.
The AWF for each index constituent, i, at rebalancing date, t, is calculated by:

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Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022
AWFi,t = Z / Float Adjusted Market Valuei,t × Wi,t × FxRate
Where Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares). Wi,t is the user-defined weight of stock i on rebalancing date t and FxRate is the exchange rate from the local currency into index currency for stock i.
Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to distinguish between strategic (control) shareholders, whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company, and those holders whose investments depend on the stock’s price and their evaluation of a company’s future prospects. Generally, these “control holders” include officers and directors, private equity, venture capital & special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, employee stock ownership plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock or government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.
For each component, S&P calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the SPGTCLEN.
Divisor. Continuity in index values of the SPGTCLEN is maintained by adjusting its divisor for all changes in its constituents’ share capital after its base date. This includes additions and deletions to the SPGTCLEN, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of the SPGTCLEN’s divisor over time is, in effect, a chronological summary of all changes affecting the base capital of the SPGTCLEN. The divisor of the SPGTCLEN is adjusted such that the index value of the SPGTCLEN at an instant just prior to a change in base capital equals the index value of the SPGTCLEN at an instant immediately following that change.
Index Maintenance
The SPGTCLEN is maintained by the S&P Dow Jones Index Committee (the “Index Committee”). The Index Committee meets regularly. At each meeting, the Index Committee may review pending corporate actions that may affect the SPGTCLEN constituents, statistics comparing the composition of the SPGTCLEN to the market, companies that are being considered as candidates for addition to the SPGTCLEN, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.
S&P considers information about changes to the SPGTCLEN and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.
The Index Committee reserves the right to make exceptions when applying the methodology if the need arises. In any scenario where the treatment differs from the general rules, S&P will provide sufficient notice, whenever possible.
In addition to the daily governance of the SPGTCLEN and maintenance of index methodologies, at least once within any 12-month period, the Index Committee reviews the methodology to ensure the SPGTCLEN continues to achieve the stated objectives, and that the data and methodology remain effective. In certain instances, S&P may publish a consultation inviting comments from external parties.

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Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022
The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from January 1, 2011 through March 25, 2021.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the Underlying Fund was $22.51. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.
Historical Performance of the Underlying Fund
This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

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Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022
Supplement to the Plan of Distribution
Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.
MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.
We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.
MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.
The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding RBC or for any purpose other than that described in the immediately preceding sentence.

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Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022
Structuring the Notes
The notes are our debt securities, the return on which is linked to the performance of the Market Measure.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate which we refer to as our internal funding rate, which is the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.
At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the $10 per unit principal amount and will depend on the performance of the Market Measure. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.
BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.
For further information, see “Risk Factors—General Risks Relating to the ARNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-19 of product supplement EQUITY ARN-1.

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Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF, due May 27, 2022
Summary of Canadian Federal Income Tax Consequences
For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, please see the section entitled “Tax Consequences—Canadian Taxation” in the prospectus dated September 7, 2018.
Summary of U.S. Federal Income Tax Consequences
You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:
◾	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.
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You agree with us (in the absence of a statutory, regulatory, administrative, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid cash-settled derivative contracts in respect of the Underlying Fund.

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Under this characterization and tax treatment of the notes, a U.S. holder (as defined on page 41 of the prospectus) generally will recognize capital gain or loss upon the sale or maturity of the notes. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

◾	No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment.
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Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this pricing supplement unless such notes are “delta-one” instruments. The discussion in the accompanying product supplement is modified to reflect Internal Revenue Service guidance, which states that the U.S. Treasury Department and the Internal Revenue Service intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified equity-linked instruments that are not delta-one instruments and that are issued before January 1, 2023.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.  You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-41 of product supplement EQUITY ARN-1.

Validity of the Notes
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of RBC in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of RBC, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the notes or the Indenture which may be limited by applicable law, to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 7, 2018, which has been filed as Exhibit 5.1 to RBC’s Form 6-K filed with the SEC dated September 7, 2018.
In the opinion of Morrison & Foerster LLP, when the notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of RBC, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on RBC and other sources as to certain factual matters, all as stated in the legal opinion dated September 7, 2018, which has been filed as Exhibit 5.2 to RBC’s Form 6-K dated September 7, 2018.
Terms Incorporated in Master Global Security
The terms appearing under the captions “Summary—Terms of the Notes” and “Summary—Redemption Amount Determination” on page TS-2 above, the pricing date, settlement date and maturity date appearing on the cover page, and the applicable terms included in the documents listed under “Summary” on page TS-2 are incorporated into the master global security that represents the notes and is held by The Depository Trust Company.

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Where You Can Find More Information
We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Accelerated Return Notes®” and “ARNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

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